UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒    Annual Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2013

OR

☐   Transition Report Pursuant To Section 15(d) Of

 The Securities Exchange Act of 1934

For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address

 of the plan, if different from that of

 the issuer named below:

CONMED CORPORATION

 Retirement Savings Plan

(B) Name of issuer of the securities held

 pursuant to the plan and the address

 of its principal executive office:

CONMED CORPORATION

 525 French Road

 Utica, New York 13502

CONMED Corporation

 Retirement Savings Plan

 Index to Financial Statements

 December 31, 2013 and 2012

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4-12

Supplemental Schedule: *

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at
December 31, 2013	13

Signatures	14

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Insero & Company CPAs, P.C.

Certified Public Accountants

Rochester, New York

June 18, 2014

1

CONMED Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

Assets	2013	2012
Investments, at Fair Value
Mutual Funds	$134,181,955	$105,484,093
Common Collective Trust	10,776,564	11,643,643
Common Stock	9,513,691	6,830,418
Preferred Stock	179,783	217,584
Corporate Bonds	115,037	152,892
Money Market Funds	9,156,021	9,190,558
Non-interest Bearing Cash	1,041	—

Total Investments, at Fair Value	163,924,092	133,519,188

Notes Receivable from Participants	4,642,300	4,261,606

Other Receivable	35,323	117,576

Total Assets	168,601,715	137,898,370

Liabilities
Excess Contributions Payable	10,583	43,755
Other Liabilities	26,109	5,041

Total Liabilities	36,692	48,796

Net Assets Available for Benefits at Fair Value	168,565,023	137,849,574

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(162,436)	(339,973)

Net Assets Available for Benefits	$168,402,587	$137,509,601

The accompanying notes are an integral part of the financial statements.

2

CONMED Corporation

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,983,411
Net appreciation in fair value of investments	22,553,800
Interest on notes receivable from participants	195,034
Contributions:
Participants	10,346,703
Employer	7,197,256

Total additions	45,276,204

Deductions from net assets attributed to:
Administrative expenses	75,324
Distributions to participants	14,307,894

Total deductions	14,383,218

Net Increase	30,892,986

Net assets available for benefits at beginning of year	137,509,601
Net assets available for benefits at end of year	$168,402,587

The accompanying notes are an integral part of the financial statements.

3

CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. The Company matches 100 percent of each participant's contribution up to a maximum of 7 percent of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by approximately $188,000 in 2013. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $438 and $350, respectively.

At December 31, 2013 and 2012, the Plan has recorded a liability of $10,583 and $43,755, respectively, for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant vests at 20% per year of service and becomes fully vested in the remainder of his or her account upon the completion of five years of service.

4

CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. The Plan also provides for withdrawals by participants prior to termination. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The average yields earned by the investment contract are as follows:

	2013	2012
Average Yields:
Based on Actual Earnings	1.54%	1.70%
Based on Interest Rate Credited to Participants	0.89%	1.05%

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Financial Accounting Standards Board (“FASB”) guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$13,153,461	$—	$13,153,461
Communications	33,546	—	33,546
Diversified Emerging Markets	401,355	—	401,355
Fixed Income Funds	929,781	—	929,781
High Yield Bond	20,152	—	20,152
Intermediate Term Bond	10,345,341	—	10,345,341
International	9,249,548	—	9,249,548
Large Blend	14,763,531	—	14,763,531
Large Growth	8,100,362	—	8,100,362
Large Value	9,156,091	—	9,156,091
Mid Cap Value	19,516	—	19,516
Mid Cap Blend	13,250,965	—	13,250,965
Mid Cap Growth	15,703,670	—	15,703,670
Real Estate	24,634	—	24,634
Sector Funds	39,283	—	39,283
Small Blend	3,960,664	—	3,960,664
Small Growth	51,822	—	51,822
Small Value	60,848	—	60,848
Target Date Funds	34,917,385	—	34,917,385
Common Stock	9,513,691	—	9,513,691
Preferred Stock	179,783	—	179,783
Common Collective Trust (a)	—	10,776,564	10,776,564
Corporate Bonds	115,037	—	115,037
Money Market Funds (b)	—	9,156,021	9,156,021
Total Investments at Fair Value	$143,990,466	$19,932,585	$163,923,051

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$10,387,248	$—	$10,387,248
Communications	23,829	—	23,829
Diversified Emerging Markets	443,790	—	443,790
Fixed Income Funds	938,068	—	938,068
High Yield Bond	18,647	—	18,647
Intermediate Term Bond	11,299,486	—	11,299,486
International	7,348,936	—	7,348,936
Large Blend	11,146,647	—	11,146,647
Large Growth	5,910,292	—	5,910,292
Large Value	6,882,018	—	6,882,018
Mid Cap Value	9,877	—	9,877
Mid Cap Blend	8,957,241	—	8,957,241
Mid Cap Growth	14,172,832	—	14,172,832
Real Estate	15,592	—	15,592
Sector Funds	12,356	—	12,356
Small Blend	3,528,803	—	3,528,803
Small Growth	31,050	—	31,050
Small Value	9,657	—	9,657
Target Date Funds	24,347,724	—	24,347,724
Common Stock	6,830,418	—	6,830,418
Preferred Stock	217,584	—	217,584
Common Collective Trust (a)	—	11,643,643	11,643,643
Corporate Bonds	152,892	—	152,892
Money Market Funds (b)	—	9,190,558	9,190,558
Total Investments at Fair Value	$112,684,987	$20,834,201	$133,519,188

(a)	Represents a Managed Income Portfolio consisting of a commingled group of assets managed by Fidelity Management Trust Company. The portfolio’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.

(b)	This category is comprised of the interest bearing cash and the Fidelity Retirement Money Market. The Fidelity Retirement Money Market fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

 Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

9

CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated January 11, 2013, from the Internal Revenue Service (“IRS”). The Plan was last amended in January 2013. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10

CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for benefits at December 31, 2013 and 2012 consist of the following:

	2013	2012
Fidelity Puritan Fund	$13,153,461	$10,387,248
Fidelity Low-Priced Stock Fund	12,321,694	8,487,057
Fidelity Managed Income Portfolio Fund	10,776,564	11,643,643
Rainier Small/Mid Cap Fund	10,580,002	8,195,744
Spartan 500 Index Fund	10,445,568	7,921,738
Fidelity Diversified International Fund	8,589,413	6,911,557
Fidelity Investment Grade Bond Fund	N/A	9,337,067
Fidelity Retirement Money Market Fund	N/A	7,671,190

Net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2013 is as follows:

Mutual funds	$19,951,872
Common stocks	2,616,417
Preferred stocks	(8,925)
Corporate bonds	(5,564)
$22,553,800

5.	Transactions with Parties-in-Interest

As of December 31, 2013 and 2012, the Plan held certain securities issued by the Company as follow:

	December 31, 2013		December 31, 2012
	Number of Shares	Fair Value	Number of Shares	Fair Value

CONMED Corporation
Common Stock	128,443	$5,458,828	133,992	$3,745,076

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

11

CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	December 31,	December 31,
	2013	2012
Net Assets Available for Benefits Per
the Financial Statements	$168,402,587	$137,509,601

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	162,436	339,973

Net Assets Available for Benefits Per the Form 5500	168,565,023	137,849,574

Net Increase in Net Assets Available for Benefits Per
the Financial Statements	$30,892,986

Change in Adjustment from Contract Value to Fair Value
for Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(177,537)

Net Income Per the Form 5500	30,715,449

12

CONMED Corporation

Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue/Description of Investment Value	Current Value

Fidelity Freedom Funds**	$35,612,755
Fidelity Puritan Fund**	13,153,461
Fidelity Low-Priced Stock Fund**	12,321,694
Fidelity Managed Income Portfolio Fund**	10,776,564
Rainier Small/Mid Cap Fund	10,580,002
Spartan 500 Index Fund**	10,445,568
Fidelity Diversified International Fund**	8,589,413
Fidelity Investment Grade Bond Fund**	8,358,461
Fidelity Capital Appreciation Fund**	7,804,000
Participant - Directed Brokerage Link Account	7,729,843
Fidelity Retirement Money Market Fund**	7,136,160
CONMED Corporation Common Stock **	5,458,828
Needham Growth Fund	4,817,257
MFS Value Fund R4	4,724,692
Fidelity Equity Income Fund**	4,354,099
T. Rowe Price Dividend Growth Fund	4,217,019
WFA Small Cap Value Fund	3,940,283
Vanguard Total Bond Market Index Signal Fund	1,831,935
Spartan Extended Market Index Fund**	907,270
Spartan Global ex U.S. Index Fund**	407,345
Interest Bearing Cash Accounts	398,314
WFA Emerging Markets Equity Fund	359,129

Participant loans, interest rates from 4.25% to
10.50% and maturities from 2014 to 2028**	4,642,300

$168,566,392

** Denotes party-in-interest

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Robert D. Shallish, Jr.
Robert D. Shallish, Jr. Executive Vice President – Finance and Chief Financial Officer

Date: June 18, 2014

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